

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

<u>Via E-mail</u>:
Paul Ramsay
President
Converted Carbon Technologies Corp.
4120 Ridgeway Drive, Unit 37
Mississauga, ON L5L 5S9 Canada

> **Re: Converted Carbon Technologies Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 4, 2014**
> **CIK No. 0001607679**

Dear Mr. Ramsay:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

2. You appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. In an appropriate section of the filing please disclose that you are an emerging growth company and revise your registration statement to:
    - Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
  - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, will present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4. We note that you are registering 2,499,723 shares of common stock for resale by Connectus Inc. We understand that these shares underlie warrants to be issued under an advisory agreement after a subsequent financing, and that the warrants vest in tranches upon increasing amounts of additional capital being raised. The registration of the resale of these shares appears to be premature at this time, as the warrants do not appear to have been issued yet. Please remove these underlying shares from the registration statement. If you wish to register the resale of these shares after the warrants have been issued, you may file a new registration statement.

5. We encourage you to file the legal opinion as soon as possible.

6. We note the amounts you present in your financial statements are expressed in Canadian dollars.   It's not clear whether the amounts in other sections of your document are expressed in Canadian or U.S. dollars.   Please provide a clear indication throughout your document of the currency you are using where you reference dollar amounts. In your amended registration statement, please add the following information in appropriate sections:
- dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K,
- determination of offering price required by Item 505 of Regulation S-K, and
- description of property required by Item 102 of Regulation S-K.

<u>See</u> Part I of Form S-1.

Paul Ramsay
Converted Carbon Technologies Corp.
August 29, 2014
Page 3

Front Cover Page

7.   We note that there is currently no market for your common shares. Given this, please revise your cover page and plan of distribution to provide that selling security holders will sell the common shares at an identified, fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Prospectus Summary, page 1
Summary of the Offering, page 2

8.   We note that the sum of the shares listed in the selling shareholders table prior to the offering equals 40,639,830, which is greater than the 36,828,071 "common stock outstanding after the offering" listed in this section. Please revise or explain this inconsistency.

Risk Factors, page 3
General Risk Factors, page 3

9.   Please add a risk that your auditor has issued a going concern opinion.

10.   It appears that your executive officers are not residents of the United States. Please provide a new risk that addresses the difficulties associated with an investor's ability to:
   • Effect service of process within the United States against the above foreign persons;
   • Enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against the above foreign persons in the United States;
   • Enforce in a Canadian court United States court judgments based on the civil liability provisions of the United States federal securities laws against the above foreign persons; and
   • Bring an original action in a Canadian court to enforce liabilities based upon the United States federal securities laws against the above foreign person.

If we fail to maintain and successfully manage our existing, or enter into new, strategic collaborations … page 6

11.   You state that you currently have entered into various license agreements, research and development agreements supply agreements and distribution agreements. Please clarify for us supplementally what agreements you are referring to here, and ensure that you describe the material terms of these agreements in the filing.

Selling Shareholders and Certain Beneficial Owners, page 8

12.   If you intend for this table to include the information about selling stockholders, as required by Item 507 of Regulation S-K, as well as certain beneficial owners, as required

by Item 403 of Regulation S-K, please:

- Revise the introductory language under this caption to clarify that the table also includes beneficial ownership information for officers, directors, director nominees, and holders of more than 5% of your common stock. If any person whose share ownership should be reported under Item 403 is not also a selling stockholder, please ensure that you have also included them in the table;
- Add the beneficial share ownership of your two nominated directors, Messrs. Mullin and McDonald, to the selling shareholders table. For example, we note that Mr. Mullin is the President of Connectus, Inc., which owns 2,499,723 common shares prior to this offering. See Item 403(b) of Regulation S-K; and
- Disclose the shares beneficially owned, both as a sum and a percentage of outstanding shares, by your named executive officers and nominated directors *as a group*. See Item 403(b) of Regulation S-K.

13.   For each of the selling shareholder listed below, please identify the natural person or persons who exercise voting or investment control or both for the shares of common stock held by the selling stockholders:

- 6846360 Canada Ltd,
- 632162 Ontario Ltd.,
- Padula Holdings Inc.,
- D.P. Holdings Inc.,
- Petrocelli Holdings Inc.,
- Connectus Inc., and
- Apollo Marketing LLC.

See Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations. Additionally, please disclose whether any of these entities are broker-dealers.

14.   Please disclose how each selling shareholder acquired the shares of common stock being offered for resale.

15.   Please disclose the nature of any position, office, or other material relationship that any selling shareholder has had with your company in the past three years.

16.   We note that some selling shareholders have the same surname. Disclose the relationship, if any, of selling shareholders who have the same surname.

17.   Please disclose the business, mailing or residence address for your beneficial owners currently owning more than five percent of your common shares. See Item 403(a) of Regulation S-K.

Description of Business, page 11

18.   We note that several of your statistical sources, such as Virginia Cooperate Extension (2009), Algae 2020 (2009), Frost & Sullivan (2011, 2012), and Packaged Facts- Omega 3

Global Facts Opportunities (2011), are from 2011 or earlier. In your amended registration statement, please update your business section to discuss the most recent developments impacting the industry you will compete in. If you wish to retain the information you have here, please discuss the limitations of the information, based on its age. Additionally, please provide us with copies of any reports that you are using to support your disclosure, marked to highlight the information you are relying upon.

19. We note that as currently structured, your business section goes to great lengths in discussing your BioSilo algae cultivation system, but does not discuss the means by which you will produce your "first commercial scale system." In your amended registration statement, please discuss the following aspects, including an estimate of the necessary capital required for each step, of your plan of operations over the next twelve months:

- the facility where you plan to produce the algae or whether a third party will do the production (We note from your Management's Discussion and Analysis that you have "initiated the process of developing a demonstration production facility" and estimate that you will require $750,000 to complete the demonstration phase of the development process.),
- the type and quantity of raw materials needed to produce the algae,
- the type and quantity of equipment needed to produce the algae,
- the number of employees that will be needed to produce the algae, and
- the amount of time between the beginning of production and your completed product reaching the market.

See Item 101(a)(2) of Regulation S-K. We may have additional comments upon our review of your amended registration statement.

Overview, page 11

20. In general, you should clarify exactly what your product is and how you differentiate it from other products. For example, are the Pure-BioSilo and Pro-BioSilo actual products, devices, or technologies? Is the Pure BioSilo a type of closed photobioreactor? How is it different from other photobioreactors? We note that you list a number of advantages that your product has, but you do not explain what differentiates how your products actually function from other similar products. Also, it is not clear whether the Pure-BioSilo and the Pro-BioSilo are actually two different products or if they are two components of a single product or technology. Please review your entire description of business with this comment in mind, and revise wherever necessary to clarify the nature and functioning of your product or technology so that readers who are not already familiar with it will have a better understanding.

21. Please elaborate on how you reached the following conclusions:
- your process engineering control "ensures the best possible outcomes for each algae species at a low cost" [page 11]; and

- CCT's production flexibility and tight control… provides an immediate and long term competitive advantage allowing CCT to quickly and profitably enter the market as R&D on species selection evolves" [page 11].

Further, if these are management's beliefs, please clearly disclose so in the registration statement.

CCT Pro-BioSilo^{TM}, page 13

22.   Please elaborate on the terms of your partnership and exclusive agreement with the University of Waterloo. Please also ensure that you have filed any agreement currently in effect as an exhibit to the registration statement. We note that the agreement filed as Exhibit 10.5 would have terminated on March 31, 2013.

23.   Please disclose how you determined that the CCT Pro-BioSilo cultivation process was able to "achieve the highest biological product yields possible in the least amount of time."

24.   Please explain how you will "manage" outside suppliers who will supply CO2 and agriculture quality nutrients. Describe the status of any agreements or arrangements you have made with any such suppliers, and any material terms upon which they have agreed to supply you with these materials.

CCT's Pro-BioSilo, page 13

25.   Please explain what you mean when you say that CTT has "sourced" sensors and controls to be installed in the Pro-BioSilo.

IP Map, page 16

26.   Please add context to the diagram provided here. For example, consider:
- expanding upon the difference between "process" and "design" IP strategy,
- briefly describing the nature of each proposed patent highlighted in the IP map, and
- explaining how the development and procurement of these patents will help you to commercialize your product.

History, page 16

27.   We note your disclosures made in the first paragraph on page 17 regarding the "positive gross profit" that "will result" from your operations and your "significant earnings as a leading supplier" of algae biomass. In light of your current operations and financial condition, and your auditor's going concern opinion, please revise this sentence to remove the implication that you will ever have any gross profit or earnings, or be a leading supplier of algae biomass. Note that any projections of your future economic performance must have a reasonable basis.

Marketing Strategy, page 17

28.   Please describe the material terms of your proposed toll processing agreement with POS Biosciences, and your marketing agreement with Corey Birgas. Clarify, if true, that the memorandum of understanding for the toll processing agreement is not an enforceable agreement, and that there is no assurance that you will actually enter into an enforceable agreement with POS Biosciences. Also, please tell us what consideration you have given to filing the memorandum of understanding or the Corey Birgas agreement, or your agreement with POS Biosciences, once finalized, as exhibits. See Item 601(b)(10) of Regulation S-K.

29.   Please enhance your disclosure to explain what a channel partner is.

30.   We note that you include measures of forecasted revenue and market share growth in several locations throughout this subsection, such as:
        - projecting that CCT's BioSilo^{TM} system will produce 127,844 gallons of oil per acre per year, which is more than twenty-six times as efficient as the currently most efficient oil producer [page 17];
        - forecasting $61.6 million in revenue and 549,333 kilograms of algae chlorella production in Year 5 (2018), which would lead to an 11.1% market share of the "Algae Chlorella Ingredients Global Market" [page 18];
        - forecasting $30.4 million in revenue in Year 5 (2019) in the "Algae Omega-3 Ingredients Global Market", which would lead to an 3.53% market share [page 18]; and
        - expecting to see a more significant growth rate within the following algae-derived Omega-3 segments: Marine 7.7% - 15.6%; Agae 10.9% 0 17.6% [page 19].

        Please provide the basis for your projections. As you do not have any historical revenues or market share, we are concerned that you may not have a reasonable basis for your projections, especially projections that are five years in the future. Refer to Item 10(b) of Regulation S-K of the Commission's policy on projections.

Algae-based Omega-3 Market, page 18

31.   Please disclose whether you are attempting to incorporate the information on third-party websites in this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33–7856, April 28, 2000 for guidance regarding the use of hyperlinks in your prospectus.

32.   We note you disclose that "CCT recognizes that many of its clients are global in nature." As you do not currently have any clients, please revise to remove the impression that you do.

Sales & Marketing Strategy, page 20

33.   Please elaborate on the material terms of your agreements, understandings or arrangements with Christopher Shanahan, Innovation Guelph and Bioenterprise Corporation. While in some cases, you have generally described the work that these companies do, it is unclear what they are specifically doing, or have agreed to do, for you. If you do not have formal agreements with any of these individuals or entities, please clarify this and revise to remove the implication that they have performed, or have agreed to perform any particular services for you. If you do have formal agreements, please tell us what consideration you have given to filing them as exhibits. See Item 601(b)(10) of Regulation S-K. We may have additional comments upon review of your response.

34.   Please clarify the status and nature of the "supply discussions" you refer to on page 20. For example, do you propose to supply the companies you list, or are they to supply to you? Please also clarify that there can be no assurance that you will actually enter into any agreement, arrangement or transactions with any of these parties.

Three Companies of Interest, page 22

35.   Please elaborate on the reasons why you consider Market BioSciences, Solazyme, and Ocean Nutrition to be "companies of interest."   Further, explain why the EBITDA multiples and acquisition prices of these companies are presented here. Additionally, we note that, according to public filings with the SEC, Solazyme Roquette Nutritionals dissolved in June 2013.

Risks and Risk Mitigation Strategy, page 22

36.   Your disclosures suggest that you continue to partner with the University of Waterloo in some capacity.   While we note your disclosure of advisors includes persons from the University, we further note in the collaboration agreement filed as exhibit 10.5, that your agreement with the University expired on March 31, 2013.   Please clarify for us and in your document, the current status of your partnering with the University and whether any formal agreements are currently in effect.

37.   We note from your research agreement with the University of Waterloo that you were required to pay a total of $50,000, of which $42,000 could be paid in cash or in-kind. Please tell us where the consideration paid for this agreement has been reflected in your 2013 financial statements and how you may have accounted for any in-kind contributions in support of the agreement.

Regulatory Risks, page 23

38.   We note your disclosure that there are "rigorous regulatory hurdles within Canada and the U.S." Please detail the specific regulatory hurdles you will need to meet in order to

commercialize your product in both the United States and Canada. Additionally, please discuss your ongoing regulatory compliance requirements, such as labeling, once your product is commercialized. See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Description of Securities to be Registered, page 24

39.   Please revise to delete the statement that the description of the company's capital stock is qualified in its entirety by reference to the articles of association and the by-laws. You can direct investors to read the certificate of incorporation and bylaws for a more complete discussion, but you may not qualify information in the prospectus by reference to information outside of the prospectus. Please see Rule 411(a) of Regulation C.

Interests of Named Experts and Counsel, page 25

40.   Please provide the address of Peterson Law Professional Group. See paragraph 23 of Schedule A to the Securities Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations and Going Concern, page 26

41.   In light of your significant operating losses in recent periods, please revise to provide a more detailed discussion of the key challenges you face. See Section III.A of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 26

42.   Given that you will not receive any proceeds from this offering and project a cash requirement of $50,000 a month, please clearly discuss what other sources of liquidity you will likely pursue and discuss any limitations on your ability to actually obtain liquidity from such other sources.

43.   Please revise to state how long you can continue operations without receiving additional funding.

44.   As funding is critical to your ability to complete the phases of your operation, please discuss what you expect to do if you do not raise sufficient funds. If it is likely that you would consider a sale or other business combination, please disclose.

Directors and Executive Officers, page 27

45.   Please disclose the term of office for each director and nominated director. See Items 401(a) and (b) of Regulation S-K.

46.   Please revise the description of the business experience for each of your executive officers, directors, "other management," and "advisors" so that it covers each person's principal occupations and employment during the past five years and provides all the information required by Item 401(e) of Regulation S-K.

47.   Please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each director should serve in such position. See Item 401(e) of Regulation S-K.

Executive Compensation, page 30
Summary Compensation Table, page 30

48.   We note that Messrs. Rusiniak, Ramsay, and Eastley received $50,000, $50,000, and $20,000, respectively as "other compensation" in fiscal year end March 31, 2014. Please supplementally disclose why these amounts are categorized as "other compensation" rather than as "salary" or as "bonus."

Certain Relationships and Related Party Transactions and Director Independence, page 33

49.   Please disclose your advisory agreement with Connectus Inc. here, as Connectus Inc.'s president, Mr. Mullin, is a nominee for your board of directors.

50.   Note 7 of your financial statements indicates that you received $425,573 in working capital advances during 2013 from two of your officers. Please identify these officers, disclose the amount each officer advanced, and provide the information required by Item 404(a)(5) of Regulation S-K. See Item 404(d) of Regulation S-K.

Financial Statements
General

51.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Statement of Cash Flows

52.   Please remove your subtotal labeled as "Net changes in non-cash working capital" as this presentation is not contemplated by ASC 230.

Item 15. Recent Sales of Unregistered Securities, page 35

53.   For *each* distinct sale of unregistered securities in the past three years, please disclose the following:
    * date of the sale,
    * type of securities sold,
    * for securities sold for cash, the aggregate amount your received, and
    * for securities not sold for cash, the aggregate amount of consideration you received.

See Item 701 of Regulation S-K.

Closing

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Staff Accountant at 202-551-3723 or Melissa Rocha, Senior Assistant Chief Accountant, at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Joseph P. Galda, Esq.
        J.P. Galda & Co.